UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                   Under the Securities Exchange Act of 1934*

                                StockerYale, Inc.
                                -----------------
                                (Name of Issuer)

                         Common Stock, $0.001 par value
                         ------------------------------

                         (Title of Class of Securities)

                                    86126T203

                                 (CUSIP Number)

                                October 10, 2002
                                ----------------
             (Date of Event Which Requires Filing of this Statement)

                 Check the appropriate box to designate the rule
                    pursuant to which this Schedule is filed:

                                [ ] Rule 13d-1(b)
                                [X] Rule 13d-1(c)
                                [ ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

-------------------------------                  -------------------------------
CUSIP No.  86126T203                  13G        Page   2  of  11  Pages
           ---------                                   ---    ----
-------------------------------                  -------------------------------

--------------------------------------------------------------------------------
1      NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       The Eureka Interactive Fund Limited
--------------------------------------------------------------------------------
2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a) [ ]

                                                                        (b) [X]
--------------------------------------------------------------------------------
3      SEC USE ONLY

--------------------------------------------------------------------------------
4      CITIZENSHIP OR PLACE OF ORGANIZATION

       Cayman Islands
--------------------------------------------------------------------------------
              5    SOLE VOTING POWER

                   0
              ------------------------------------------------------------------
  NUMBER OF   6    SHARED VOTING POWER
   SHARES
BENEFICIALLY       703,700
  OWNED BY
    EACH      ------------------------------------------------------------------
  REPORTING   7    SOLE DISPOSITIVE POWER
   PERSON
    WITH          0
              ------------------------------------------------------------------
              8    SHARED DISPOSITIVE POWER

                   703,700
--------------------------------------------------------------------------------
9      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       703,700
--------------------------------------------------------------------------------
10     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

       N/A
--------------------------------------------------------------------------------
11     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

       5.7%
--------------------------------------------------------------------------------
12     TYPE OF REPORTING PERSON*

       OO
--------------------------------------------------------------------------------

                      *SEE INSTRUCTION BEFORE FILLING OUT!

-------------------------------                  -------------------------------
CUSIP No.  86126T203                  13G        Page   3  of  11  Pages
           ---------                                   ---    ----
-------------------------------                  -------------------------------

--------------------------------------------------------------------------------
1      NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       Marshall Wace Asset Management Limited
--------------------------------------------------------------------------------
2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a) [ ]

                                                                        (b) [X]
--------------------------------------------------------------------------------
3      SEC USE ONLY

--------------------------------------------------------------------------------
4      CITIZENSHIP OR PLACE OF ORGANIZATION

       United Kingdom
--------------------------------------------------------------------------------
              5    SOLE VOTING POWER

                   0
              ------------------------------------------------------------------
  NUMBER OF   6    SHARED VOTING POWER
   SHARES
BENEFICIALLY       703,700
  OWNED BY
    EACH      ------------------------------------------------------------------
  REPORTING   7    SOLE DISPOSITIVE POWER
   PERSON
    WITH          0
              ------------------------------------------------------------------
              8    SHARED DISPOSITIVE POWER

                   703,700
--------------------------------------------------------------------------------
9      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       703,700
--------------------------------------------------------------------------------
10     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

       N/A
--------------------------------------------------------------------------------
11     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

       5.7%
--------------------------------------------------------------------------------
12     TYPE OF REPORTING PERSON*

       OO
--------------------------------------------------------------------------------

                      *SEE INSTRUCTION BEFORE FILLING OUT!

-------------------------------                  -------------------------------
CUSIP No.  86126T203                  13G        Page   4  of  11  Pages
           ---------                                   ---    ----
-------------------------------                  -------------------------------

--------------------------------------------------------------------------------
1      NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       Paul Marshall

--------------------------------------------------------------------------------
2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a) [ ]

                                                                        (b) [X]
--------------------------------------------------------------------------------
3      SEC USE ONLY

--------------------------------------------------------------------------------
4      CITIZENSHIP OR PLACE OF ORGANIZATION

       United Kingdom
--------------------------------------------------------------------------------
              5    SOLE VOTING POWER

                   0
              ------------------------------------------------------------------
  NUMBER OF   6    SHARED VOTING POWER
   SHARES
BENEFICIALLY       703,700
  OWNED BY
    EACH      ------------------------------------------------------------------
  REPORTING   7    SOLE DISPOSITIVE POWER
   PERSON
    WITH          0
               -----------------------------------------------------------------
              8    SHARED DISPOSITIVE POWER

                   703,700
--------------------------------------------------------------------------------
9      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       703,700
--------------------------------------------------------------------------------
10     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

       N/A
--------------------------------------------------------------------------------
11     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

       5.7%
--------------------------------------------------------------------------------
12     TYPE OF REPORTING PERSON*

       IN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTION BEFORE FILLING OUT!

-------------------------------                  -------------------------------
CUSIP No.  86126T203                  13G        Page   5  of  11  Pages
           ---------                                   ---    ----
-------------------------------                  -------------------------------

--------------------------------------------------------------------------------
1      NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       Ian Wace
--------------------------------------------------------------------------------
2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a) [ ]

                                                                        (b) [X]
--------------------------------------------------------------------------------
3      SEC USE ONLY

--------------------------------------------------------------------------------
4      CITIZENSHIP OR PLACE OF ORGANIZATION

       United Kingdom
--------------------------------------------------------------------------------
              5    SOLE VOTING POWER

                   0
              ------------------------------------------------------------------
  NUMBER OF   6    SHARED VOTING POWER
   SHARES
BENEFICIALLY       703,700
  OWNED BY
    EACH      ------------------------------------------------------------------
  REPORTING   7    SOLE DISPOSITIVE POWER
  PERSON
    WITH          0
              ------------------------------------------------------------------
              8    SHARED DISPOSITIVE POWER

                   703,700
--------------------------------------------------------------------------------
9      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       703,700
--------------------------------------------------------------------------------
10     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

       N/A
--------------------------------------------------------------------------------
11     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

       5.7%
--------------------------------------------------------------------------------
12     TYPE OF REPORTING PERSON*

       IN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTION BEFORE FILLING OUT!

This statement on Schedule 13G is filed with respect to the Common Stock (as defined in Item 2(d) below) of StockerYale, Inc., a Massachusetts corporation.

Item 1(a):             Name of Issuer:
---------              --------------

     The name of the issuer is StockerYale, Inc. (the "Company").

Item 1(b):             Address of Issuer's Principal Executive Offices:
---------              -----------------------------------------------

     The Company's principal executive office is located at 32 Hampshire Road, Salem, New Hampshire 03079.

Item 2(a):             Name of Person Filing:
---------              ---------------------

     This Schedule 13G (this "Schedule 13G") with respect to the Common Stock (as defined in Item 2(d) below) of the Company is filed by:

     (i) The Eureka Interactive Fund Limited, a Cayman Islands limited company (the "Eureka Interactive Fund"), with respect to the shares of Common Stock it directly owns (the "Shares");

     (ii) Marshall Wace Asset Management Limited, a United Kingdom limited company (the "Investment Manager"), which serves as investment manager to the Eureka Interactive Fund, with respect to the Shares;

     (iii) Mr. Paul Marshall ("Mr. Marshall"), who serves as a director of the Investment Manager, with respect to the Shares; and

     (iv) Mr. Ian Wace ("Mr. Wace"), who serves as a director of the Investment Manager, with respect to the Shares.

     The Investment Manager may be deemed to beneficially own the Shares by virtue of its position as investment manager of the Eureka Interactive Fund. Mr. Marshall may be deemed to beneficially own the Shares by virtue of his position as a director of the Investment Manager. Mr. Wace may be deemed to beneficially own the Shares by virtue of his position as a director of the Investment Manager. Mr. Marshall and Mr. Wace equally share ownership of the Investment Manager. The Eureka Interactive Fund, the Investment Manager, Mr. Marshall and Mr. Wace are hereinafter sometimes collectively referred to as the "Reporting Persons." Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

Item 2(b):             Address of Principal Business Office or, if None,
---------              -------------------------------------------------
                       Residence:
                       ---------

     The address of the principal business office of the Reporting Persons is 29 Queen Anne's Gate, London SW1H 9BU, England.

Item 2(c):             Citizenship:
---------              -----------

     The Eureka Interactive Fund is organized under the laws of the Cayman Islands. The Investment Manager is organized under the laws of the United Kingdom. Mr. Marshall and Mr. Wace are each citizens of the United Kingdom.

Item 2(d):             Title of Class of Securities:
----------             ----------------------------

     Common Stock, $0.001 par value ("Common Stock")

Item 2(e):             CUSIP Number:
---------              ------------

     86126T203

Item 3:                If this statement is filed pursuant to Rules 13d-1(b)
-------                -----------------------------------------------------
                       or 13d-2(b) or (c), check whether the person filing is a:
                       ---------------------------------------------------------

     (a) [ ]   Broker or dealer registered under Section 15 of the Act,
     (b) [ ]   Bank as defined in Section 3(a)(6) of the Act,
     (c) [ ]   Insurance Company as defined in Section 3(a)(19) of the Act,
     (d) [ ]   Investment Company registered under Section 8 of the Investment
               Company Act of 1940,
     (e) [ ]   Investment Adviser in accordance with Rule 13d-1 (b)(1)(ii)(E),
     (f) [ ]   Employee Benefit Plan or Endowment Fund in accordance
               with 13d-1 (b)(1)(ii)(F),
     (g) [ ]   Parent Holding Company or control person in accordance with
               Rule 13d-1 (b)(1)(ii)(G),
     (h) [ ]   Savings Association as defined in Section 3(b) of the Federal
               Deposit Insurance Act,
     (i) [ ]   Church Plan that is excluded from the definition of an
               investment company under Section 3(c)(14) of the Investment
               Company Act of 1940,
     (j) [ ]   Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Item 4:                Ownership:
------                 ---------

     A. Eureka Interactive Fund
        -----------------------

     (a) Amount beneficially owned: 703,700
     (b) Percent of class: 5.7% The percentages used herein and in the rest of this Schedule 13G are calculated based upon the 12,453,475 shares of Common Stock issued and outstanding as of July 31, 2002, as reflected in the Company's Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2002.
     (c) Number of shares as to which such person has:
            (i)    Sole power to vote or direct the vote: -0-
            (ii)   Shared power to vote or direct the vote: 703,700
            (iii)  Sole power to dispose or direct the disposition: -0-
            (iv)   Shared power to dispose or direct the disposition:
                   703,700

     B. Investment Manager
        ------------------

     (a) Amount beneficially owned: 703,700
     (b) Percent of class: 5.7%
     (c) Number of shares as to which such person has:
            (i)    Sole power to vote or direct the vote: -0-
            (ii)   Shared power to vote or direct the vote: 703,700
            (iii)  Sole power to dispose or direct the disposition: -0-
            (iv)   Shared power to dispose or direct the disposition:
                   703,700

     C. Mr. Marshall
        ------------

      (a) Amount beneficially owned: 703,700
      (b) Percent of class: 5.7%
      (c) Number of shares as to which such person has:
            (i)    Sole power to vote or direct the vote: -0-
            (ii)   Shared power to vote or direct the vote: 703,700
            (iii)  Sole power to dispose or direct the disposition: -0-
            (iv)   Shared power to dispose or direct the disposition:
                   703,700

     D. Mr. Wace
        --------

     (a) Amount beneficially owned: 703,700
     (b) Percent of class: 5.7%
     (c) Number of shares as to which such person has:
            (i)    Sole power to vote or direct the vote: -0-
            (ii)   Shared power to vote or direct the vote: 703,700
            (iii)  Sole power to dispose or direct the disposition: -0-
            (iv)   Shared power to dispose or direct the disposition:
                   703,700

Item 5:                Ownership of Five Percent or Less of a Class:
------                 --------------------------------------------

     If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: [ ]

Item 6:                Ownership of More than Five Percent on Behalf of Another
-------                --------------------------------------------------------
                       Person:
                       -------

     Other than as set forth herein, no other person is known to have the right to receive or the power to direct the receipt of dividends from, and proceeds from the sale of, the securities reported in this Schedule 13G.

Item 7:                Identification and Classification of the Subsidiary Which
-------                ---------------------------------------------------------
                       Acquired the Security Being Reported on by the Parent
                       -----------------------------------------------------
                       Holding Company:
                       ----------------

     Not applicable.

Item 8:                Identification and Classification of Members of the
-------                ---------------------------------------------------
                       Group:
                       -----

     Not applicable.

Item 9:                Notice of Dissolution of Group:
------                 ------------------------------

     Not applicable.

Item 10:               Certification:
-------                -------------

     Each Reporting Person hereby makes the following certification:

     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATED:  October 21, 2002


                                    THE EUREKA INTERACTIVE FUND LIMITED


                                    By:  /s/ Mark Hawtin
                                         ---------------------------------
                                         Name:   Mark Hawtin
                                         Title:  Director


                                    MARSHALL WACE ASSET MANAGEMENT LIMITED


                                    By:  /s/ Ian Wace
                                         ---------------------------------
                                         Name:   Ian Wace
                                         Title:  Director


                                    /s/ Paul Marshall
                                    --------------------------------------
                                    Paul Marshall


                                    /s/ Ian Wace
                                    --------------------------------------
                                    Ian Wace

       [SIGNATURE PAGE TO SCHEDULE 13G WITH RESPECT TO STOCKERYALE, INC.]

                                  EXHIBIT INDEX
                                  -------------

Exhibit 1: Joint Filing Agreement, by and among The Eureka Interactive Fund Limited, Marshall Wace Asset Management Limited, Paul Marshall and Ian Wace, dated October 21, 2002.